W. Thomas Conner Direct Phone: +1 202 414 9208 Email: tconner@reedsmith.com	Reed Smith LLP 1301 K Street, N.W. Suite 1000 - East Tower Washington, D.C. 20005-3373 Tel +1 202 414 9200 Fax +1 202 414 9299 reedsmith.com

December 11, 2015

VIA EDGAR

Karen Rossotto

U.S. Securities & Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Pointbreak ETF Trust

Pre-Effective Amendment No. 2 to Registration Statement on Form N-1A

File No. 333-205324; 811-23068

Dear Ms. Rossotto:

On behalf of the registrant, Pointbreak ETF Trust (the “Registrant”), and its sole series, the Pointbreak Buyback Index Fund (the “Fund”), we are responding to the Staff’s oral comments provided to this firm on December 1, 2015, in regards to the above-referenced Pre-Effective Amendment No. 2 to the Trust’s registration statement on Form N-1A.

For convenience, each comment is restated below, with the response immediately following. To the extent responses herein reflect revised or additional disclosure, such disclosure will be included in the Pre-Effective Amendment No. 2 filed herewith on EDGAR. All capitalized terms not defined herein have the meaning assigned to them in the Prospectus.

In connection with this correspondence, the Trust, on behalf of the Funds, acknowledges that:

(1)	Should the U.S. Securities and Exchange Commission (“Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)	The Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ABU DHABI ¿ ATHENS ¿ BEIJING ¿ CENTURY CITY ¿ CHICAGO ¿ DUBAI ¿ FRANKFURT ¿ HONG KONG ¿ HOUSTON ¿ KAZAKHSTAN ¿ LONDON ¿ LOS ANGELES ¿ MUNICH ¿ NEW YORK ¿ NORTHERN VIRGINIA  PARIS ¿ PHILADELPHIA ¿ PITTSBURGH ¿ PRINCETON ¿RICHMOND ¿ SAN FRANCISCO ¿ SHANGHAI ¿ SILICON VALLEY ¿ SINGAPORE ¿ WASHINGTON, D.C. ¿ WILMINGTON

<December 11, 2015> Page 2

General

1.	Comment:	In addition to the exemptive application for Index Relief, please let us know the status of the Manager of Managers Exemptive Application and the Section 12(d)(1) exemptive applications.

	Response:	The exemptive order for Index Relief was issued to Pointbreak Advisers LLC, et al. on December 1, 2015. The registrant has removed language in the registration statement, which refers to the Manager of Managers exemptive application and the Section 12(d)(1) exemptive application, as there is not an intention by the registrant or the Adviser to seek such relief at this time.

Fee Table

2.	Comment:	Per Item 3 of Form N-1A, please delete the second sentence in the paragraph under the caption Fees and Expenses on page 1 as it is not provided for by the corresponding form requirements.

	Response:	The second sentence in the paragraph under the caption Fees and Expenses has been deleted.

3.	Comment:	Per Instruction 6(a) to Form N-1A, in footnote 1 to the Fee Table, revise the sentence to read the other expenses are estimated amounts for the current fiscal year, as the fund has not commenced operations as of the date of this prospectus.

	Response:	Footnote 1 to the Fee Table has been revised per instruction 6(a) to Form N-1A.

4.	Comment:	With respect to footnote 2 to the Fee Table, please confirm supplementally for the Staff that any recoupment from the fund of previously waived advisory fees or reimbursed expenses will only be for amounts applicable during the period in which the fees were waived or expenses were reimbursed.

	Response:	We confirm to the Staff that any recoupment from the Fund of previously waived advisory fees or reimbursed expenses will only be for amounts applicable during the period in which the fees were waived or expenses reimbursed.

Example

5.	Comment:	In the example on page 1, footnote 1, the Staff notes that the 3-year example may only be calculated based on the Expense Limitation Agreement to the extent that the written contractual reimbursement/waiver period will be in place for at least 3 years from the date of the prospectus.

	Response:	The 3-year example has been recalculated based on the Expense Limitation through December 31, 2017.

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Principal Investment Strategies

6.	Comment:	With respect to the principal investment strategies, the first paragraph states that one of the prongs of the test to be a buyback equity is that the issuer must be incorporated and domiciled in the United States or “certain benefit driven incorporation countries (i.e., countries that provide tax or other benefits for incorporation)”. Explain supplementally to the Staff why it is appropriate to treat companies in such benefit driven incorporation countries as having the same risk posture as companies in the United States.

Response:		As of the date of this letter, with respect to companies within the index that have incorporation outside of the U.S., those countries include Bermuda, the Cayman Islands, the United Kingdom and Ireland. The Adviser has been advised that these companies, although incorporated outside of the U.S. for tax purposes, have their primary operational headquarters in the U.S., have their stock with a primary listing in the U.S. (on a national securities exchange), and are denominated in U.S. dollars. Further, several of these companies are also members of the S&P 500 Index. Finally, in all cases, Bloomberg categorizes these companies as having a “country of risk” in the U.S. With certain limited exceptions, “country of risk” refers to the International Organization for Standardization (ISO) country code of the issuer’s country of risk. The methodology consists of four factors listed in order of importance: management location, country of primary listing, country of revenue and reporting currency of the issuer. Management location is defined by country of domicile unless location of such key players as Chief Executive Officer (CEO), Chief Financial Officer (CFO), Chief Operating Officer (COO), and/or General Counsel is proven to be otherwise.

7.	Comment:	With respect to the same paragraph, please provide additional disclosure giving a plain English definition of “debt/enterprise value ratio.”

	Response:	The following language has been added to the registration statement: “The Index Provider defines “debt/enterprise ratio” as the result of dividing a company’s debt into the combined total of such company’s equity market capitalization, plus its total debt.”

8.	Comment:	Please explain to the Staff supplementally, and to the extent appropriate add disclosure to the prospectus, with respect to the question as to whether all stocks that meet the requirements to be a U.S. buyback equity will be included in the Underlying Index. For example, that paragraph states that the underlying index would generally consist of 50 to 100 component stocks and that as of the date of the prospectus the underlying index consisted of 100 component stocks – what if there are 150 stocks, will all of those be included? Or conversely, if there are 50 stocks, will all of those be included?

<December 11, 2015> Page 4

	Response:	The Index Provider will rank all companies within the universe of their buy back activity as a percentage of shares outstanding, subject to both an excess leverage screen and a minimum market capitalization screen. Only the 100 component stocks with the highest buy back ratios will be elected for the Underlying Index. In the event that fewer than 100 component stocks meet the requirement for a 5% or higher reduction in shares outstanding over the prior 12-month period, then the Underlying Index may include fewer than 100 component stocks. In the event that the total number of currently eligible stocks is less than 50, the Index Provider may elect to continue to hold previously selected stocks that would otherwise no longer be eligible to ensure that the Underlying Index at all times has a minimum of 50 component stocks.

The language above has been added to the registration statement.

9.	Comment:	The second paragraph of Principal Investment Strategies states that the Underlying Index is based on the premise that stocks of companies that engage in share buybacks are often anticipated to perform well because buybacks typically are a signal that a company’s management believes its shares are under-valued. Please revise this sentence to disclose by whom share buybacks are often anticipated to perform well, and if it is the adviser, so state.

Response:		The following language has been added to the registration statement: “The Adviser believes that companies that engage in stock buybacks are often companies with profitable operations and a level of retained earnings and cash in excess of their current operational re-investment needs. However, using cash to fund a stock-buyback, like using cash to pay a cash dividend, does reduce the amount of cash a company holds on its balance sheet. In some cases, it can lead to an increase in a company’s overall debt as a ratio of total assets.” In addition, the following paragraph has been added to the registration statement: “Stocks of buyback companies are considered favorable by investors because a shrinking share count increases the earnings per share for the remaining shares of such stock and because it is more tax efficient for the company buying back stocks than paying cash dividends. US Buyback Equities are selected without regard to other types of characteristics that are sometimes used to define common stocks, such as market capitalization, whether they are “growth” versus “value” stocks, or whether they focus on any particular economic sector or industry. This means that investors may be exposed to the risks of small, mid and large cap stocks; value stocks and growth stocks; and the risks posed by particular economic sectors or industries, including the risk of concentration in such sectors or industries.”

10.	Comment:	With respect to the third paragraph of Principal Investment Strategies, please disclose when a security would fall out of the Underlying Index. Also, disclose how the securities are weighted. In this regard, since it states that the Underlying Index will be rebalanced using a proprietary methodology, if that means that stocks are not equally weighted, then simply disclosing stating this fact will provide sufficient disclosure.

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	Response:	The third paragraph of the “Principal Investment Strategies” (now the eighth paragraph) has been revised as follows: “The Selection Day will generally be the second to the last Wednesday in the months of January, April, July and October, unless such date occurs on a holiday on which the New York Stock Exchange is closed. If the New York Stock Exchange is closed on such date, the Selection Day will occur on the next date the New York Stock Exchange is open for trading. On the Selection Day, Solactive will rebalance the Underlying Index using a proprietary methodology. The Underlying Index is not equally weighted and weights are based on each component’s market capitalization, with a modification to traditional market capitalization weighting, such that the maximum weight of any single component security does not exceed 4.5% of the Underlying Index. The Underlying Index will adjust 5 business days after the Selection Day. Components in the Underlying Index on the Selection Day that no loner meet the requirements to be “U.S. Buyback Equities” will be removed from the Underlying Index and replaced with newly selected components.”

11.	Comment:	With respect to the second to last paragraph on page 2, please consider whether the Fund’s right to invest up to 10 percent of its total assets in derivative instruments is a non-principal strategy, and if so, removing such disclosure to Item 9. Conversely, if the Fund will invest in derivatives as a principal strategy, will they be used in place of actual securities, and if so, confirm how will be valued. More specifically, will a derivative be valued at the market value of the derivative rather than the market value of the security for which the derivative is being substituted?

	Response:	The Fund will not invest in derivatives and therefore all references to derivatives have been removed from the registration statement.

Principal Risks

12a.	Comment:	With respect to the buyback risk factor on page 4, please delete the first 2 sentences as they do not describe risks.

12b.	Comment:	The last sentence in the buyback risk factor states that “[a]t any point in time, there may not be enough U.S. Buyback Equities to maintain a viable index.” Please explain to the Staff supplementally and to the extent appropriate, add disclosure regarding what would happen if there were not enough U.S. buyback equities to maintain a viable index.

	Response:	The first two sentences in the buyback risk factor on page 4 have been removed. In response to Comment 12b, please see response to Comment 8.

13.	Comment:	In the Financial Sector Risk Factor, real estate companies are identified. If real estate will be a significant investment strategy, please disclose the risks of investing in real estate companies in a separate risk factor.

	Response:	The risks of investing in real estate companies has been added as a separate risk factor.

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14.	Comment:	On page 5 in the risk factor entitled “Risks of Investing in the United States,” there is disclosure to the effect that that the Fund has significant exposure to U.S. issuers. Depending on the Registrant’s response to the Staff’s prior comment regarding companies in certain benefit-driven companies and whether they pose the same risks as U.S. companies, the Registrant may need to further clarify the term “significant.” That is, the entire assets of the Fund may be exposed to U.S. issuers.

	Response:	The disclosure has been revised to the following: “The Fund invests entirely in U.S. issuers or issuers that present the same risks as U.S. issuers. Decreasing imports or exports ….”

15.	Comment:	With respect to the Risk Factors section generally, please consider including a separate risk factor for derivatives risk if the Registrant determines that investing in derivatives will constitute a principal investment strategy.

	Response:	The Fund will not be investing in derivatives and therefore all references to derivatives have been removed from the Registration Statement.

Performance Information

16.	Comment:	In accordance with Instruction 1(b) of Item 4(b)(2) of Form N-1A, include a narrative explaining that performance information is not included because the Fund is new and does not have any performance.

	Response:	Language has been added to the registration statement in accordance with Instruction 1(b) of Item 4(b)(2) for Form N-1A.

Portfolio Manager

17.	Comment:	Please include the title of the portfolio manager in the portfolio manager section.

	Response:	The title of the portfolio manager has been added to the portfolio manager section.

Additional Risk Information

18.	Comment:	Please provide a complete response to comment 3(d) of the comment letter relating to the comments provided by the Staff on the initial registration statement. (The original comment is repeated below for ease of reference.)

[Please disclose in Plain English what the Index Provider considers to be a Buyback Company. In doing so, please explain 1) the methods by which a company may effect a net reduction in its outstanding shares, 2) why a company

<December 11, 2015> Page 7

may choose to engage in a stock buyback or share repurchase, 3) how a stock buyback may impact a company financially and in its operations, and 4) what traits Buyback Companies typically exhibit that warrant targeting them as a type of investment.]

Response:	The following disclosure has been added to the prospectus:

The Underlying Index defines an eligible security as a security issued by a company that, subject to a minimum market capitalization screen as well as an excess leverage screen, has reduced its shares outstanding by 5% or more over the prior 12-month period. A company must have bought back shares over the prior 12-month period with a minimum Total Buyback Ratio of 5%. The Total Buyback Ratio of a company is the sum of all Buyback Ratios during the 12-month period prior to the Selection Day. The Buyback Ratio for a company is the shares bought back relative to the total shares outstanding as of the buyback announcement date.

An issuing company typically may reduce its shares outstanding by either buying shares or by engaging in a reverse stock split. If a company buys back shares, the future earnings of that company would normally be spread out over fewer outstanding shares. If all other things are equal, the company would see an increase in its per share earnings. An investor would then receive a proportionately greater amount of earnings for a given amount of shares held. A reverse stock split does not lead to an increase in an investor’s share of earning, because while the same amount of earnings are spread out over a smaller number of shares, each shareholder would then own the same proportionate number of shares as before the split. Share reductions that result solely from a reverse stock split are not included for purposes of calculating a company’s 12-month Total Buyback Ratio.

Companies may elect to use cash typically from retained earnings as an alternative to paying out a cash dividend or re-investing the cash into the company’s operations. A company’s management may feel that it lacks suitable investment alternatives within its current business operations and would prefer to return the excess cash to its shareholders. Paying out a cash dividend creates a taxable event for all shareholders, while engaging in a stock buyback creates a taxable event only for those shareholders who elect to sell their shares. As a result, a company’s management may elect to use the stock buyback as opposed to paying out a cash dividend.

The Adviser believes that companies that engage in stock buybacks are often companies with profitable operations and a level of retained earnings and cash in excess of their current operational re-investment needs. However, using cash to fund a stock-buyback, like using cash to pay a cash dividend, does reduce the amount of cash a company holds on its balance sheet. In some cases, it can lead to an increase in a company’s overall debt as a ratio of total assets.

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19.	Comment:	With respect to the New Fund Risks risk factor, there is disclosure that the Board of Trustees could decide to liquidate the fund. Please disclose whether shareholders would be provided advance notice of such liquidation.

	Response:	Language has been added to the registration statement to state that shareholders will be given 60 days prior notice of any liquidation.

20.	Comment:	Please review each of the industry-specific risk factors and determine if any of them are non-principal. If so, please disclose which risk factors track a non-principal strategy.

	Response:	The Fund’s principal investment strategy is to invest at least 90% of its total assets in common stocks that comprise the Solactive US Buyback Total Market Index (the “Index”). Since by definition buyback stocks are not restricted as to industry segment or other risk characteristic (a fact disclosed in the prospectus), the only practicable way the Adviser has to determine what the principal risks are that are associated with buyback stocks, is to determine which industry segments or other risk characteristics currently account for a principal portion of the Index’s components or that the Adviser believes are most likely to in the future, and disclose the corresponding risks. We have reviewed other index tracking ETFs, including the other two buyback ETFs currently offered (Powershares and SPDRs), and this is the approach they use. Under this approach, it is not possible to have a principal investment strategy associated with each such principal risk. In response to the Staff’s comment, all of the risks disclosed in the “Principal Risks” or “Additional Risk Information” sections are risks that the Adviser has determined to be principal under this approach.

Tax Advantaged Product Structure

21.	Comment:	Please add to the section entitled Tax Advantage Product Structure disclosure to the effect that the fund reserves the right to accept cash creation and redemption baskets, which would reduce tax efficiency.

	Response:	Such disclosure has been added to the section entitled “Tax Advantage Product Structure.”

Fund Management

22.	Comment:	On page 13, in the Fund Management section, please qualify the statements regarding the Exemptive Applications with a phrase “if granted”.

	Response:	As noted in our response to Comment 1, we have removed all language regarding these exemptive applications.

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Portfolio Managers

23.	Comment:	In the Portfolio Managers Section on page 13, please include the beginning and ending years of employment for each period of the portfolio manager’s employment.

	Response:	Such disclosure has been added to the section entitled “Portfolio Managers.”

Dividends, Distributions and Taxes

24.	Comment:	On page 16, in the middle of the page, there is a paragraph entitled “Investment in Foreign Securities.” Please determine if it is appropriate to include such disclosure. The registrant’s response in this regard will depend on the responses to prior comments from the Staff regarding whether investments in foreign securities are in fact a principal investment strategy. If it is not, please remove it. If it is, please add the disclosure required by Item 11(a), Instruction 2, that if the Fund has portfolio securities that are primarily listed on foreign exchanges that trade on weekends or other days when the Fund does not price its shares, the net asset value of the Fund’s shares may change on days when shareholders will not be able to purchase or sell the Fund’s shares.

	Response:	The paragraph entitled “Investment in Foreign Securities” has been removed from the registration statement.

Statement of Additional Information

25.	Comment:	With respect to the Statement of Additional Information, on page 3, clarify that creation redemption baskets are only sold to and from authorized purchasers.

	Response:	Such disclosure has been added to the Statement of Additional Information.

26.	Comment:	At the bottom of page 3, please apply the prior buyback risks comments regarding the adviser’s opinion to this section.

	Response:	The Registrant respectfully declines to further qualify the referenced statements as being the Adviser’s opinion; doing so would raise the question of whether the Adviser is providing investment advice to individual investors. Moreover, the Adviser believes the disclosure is clear as it stands and that it is not common industry practice to make these types of statements.

27.	Comment:	In the first paragraph of page 4, please confirm whether it is appropriate to disclose here the risks of international stocks.

	Response:	The disclosure regarding the risks of international stocks has been deleted from the registration statement.

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28.	Comment:	In the same paragraph, to the extent that value stocks and growth stocks are principal investment strategies, please include them as a principal strategy.

	Response:	Additional disclosure has been added regarding the risks factors associated with value stocks and growth stocks.

29.	Comment:	With respect to the Index Weighting risk factor on page 4, please repeat this disclosure in the prospectus.

	Response:	Such disclosure has been repeated in the prospectus.

31.	Comment:	In the Continuous Offering section, please confirm for the Staff supplementally that the disclosure regarding broker-dealers being principal underwriters under certain circumstances is provided in the appropriate place and whether this is standard industry disclosure.

	Response:	It has been our experience that the Staff requires this disclosure in the SAI. We have reviewed other ETF SAIs, and have found that this disclosure is typically included in the “Continuous Offering” section therein.

32.	Comment:	On page 23 of the SAI, in the Proxy Voting Policies section, please adhere to the form requirement for an explanation of how the proxy voting procedures address conflicts. For example, what do the specific guidelines say?

	Response:	The language regarding the Proxy Voting Policies have been revised to include specific information as required by Form N-1A.

33.	Comment:	Please confirm whether foreign securities disclosure is appropriate in the top of page 36.

	Response:	The foreign securities disclosure has been deleted from the prospectus and Statement of Additional Information.

***

Comments received from Jacob Sandoval of the Office of the Chief Accountant Friday, October 30, 2015:

Comment:	Please add the ticker symbol of the Fund to the EDGAR system.

Response:	The ticker symbol has been added to EDGAR.

Comment:	The Staff notes that on the Solactive website, the Buyback Index does not appear.

Response:	The index is new and will be posted to the Solactive Website before the Fund is launched.

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Comment:	The Staff asks whether the Adviser will have any input into the constitution of the Index; for example, if there are more than 100 eligible component securities, will the Adviser have input into which ones are selected?

Response:	The Adviser does not have any input into the ongoing calculation of the Index, given that it is calculated pursuant to a rules-based methodology.

Comment:	In the Example, since the expense limitation will not remain in place for 3 years, the expense example should be calculated using the capped fees only for the first year.

Response:	The Example has been re-calculated assuming that the expense limitation will only be in place until December 31, 2017.

Comment:	In “Federal Income Taxes” in Note 2 to the financials, there appears to be a date missing. Please fill in the date in the next pre-effective amendment filed.

Response:	The date has been added.

Comment:	In “Investment Advisory and Other Agreements” in the notes to the financials, consider updating to include a description of the expense limitation.

Response:	Such information has been added to the notes to the financial statements.

Comment:	Consider updating to disclose the 12b-1 plan. There is no 12b-1 plan in place at the time.

Response:	Such information has been added to the notes to the financial statements.

Comment:	If Fund will pay any part of the compensation of the CCO, add the payment as a Related Party Transaction.

Response:	The Fund does not pay any part of the compensation of the CCO.

Comment:	Confirm supplement ally that the organizational and offering costs are assumed by the Adviser, and will not be subject to recapture.

Response:	We confirm that the organizational and offering costs are assumed by the Adviser and will not be subject to any recapture or recoupment.

If the Staff has any questions on the above responses, please feel free to call the undersigned at 202.414.9208.

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Very truly yours,

/s/ W. Thomas Conner

W. Thomas Conner

CC:	Heather Harker

WC:gp